                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT) Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                  File No. 132-01854

                                  *  *  *  *

The following letter was distributed to CBOT members on December 8, 2000 and is currently available on the CBOT's intranet sites, MemberNet and OnBoard.


                               December 7, 2000


Dear Fellow Members:

When the Board of Directors asked Dennis Dutterer to take over the reins as President and CEO in April, he made clear he was accepting those responsibilities on an interim basis. Today, Dennis has informed me that he is returning to his position as President and CEO of the Board of Trade Clearing Corporation. Dennis will remain at the CBOT through January 15, 2001 to ensure a smooth transition.

When he accepted the position, Dennis told the Board of Directors he had three objectives: 1) maintaining the continued operations of the CBOT with minimal disruptions during a transition period, 2) ensuring the on-time deployment of the new a/c/e trading system, and 3) assisting in the restructuring process. Dennis achieved all of these objectives.

Dennis worked closely with the Board of Directors and management to position the CBOT for success in the years ahead. Even in the face of a significant staff reduction, the Exchange has maintained ongoing operations while significantly reducing expenses. A budget for 2001 has been approved that provides the CBOT with opportunities to take advantage of our significant strengths and the ever-changing markets.

Under Dennis' watch, the a/c/e electronic trading system was launched on time by management and has generated significant volume during its limited operations and with a growing customer base. Dennis also has played a significant and active role in moving the restructuring process toward a favorable conclusion.

Dennis stepped forward at a difficult time, accepted these responsibilities, and achieved the results. He worked well with our Board of Directors, with the users of our markets, and with regulators and policy makers in Washington. Dennis' counsel was in the best interests of the CBOT. He was willing to make the hard choices and implement them because he believed in our members.

I hope all of you will thank Dennis for his service on behalf of the CBOT, and take the time to congratulate him for a job well done.

                                        Sincerely,

                                        /s/ David P. Brennan

                                        David P. Brennan


The CBOT urges its members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone: (312) 435-3605,
Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                  *   *   *   *

The following communication was made available to CBOT members in the Office of the General Counsel of the CBOT on December 8, 2000.

Darlene JacksonDarlene Jackson                      Atty No. 90443

                 IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS
                      COUNTY DEPARTMENT, CHANCERY DIVISION

___________________________________________
                                           )
Board of Trade of the City of Chicago, Inc.)
                                           )    In Chancery
               Plaintiff,                  )    Declaratory Judgment
                                           )
                 v.                        )    Civil Action No.00CH09725
                                           )    Judge Thomas P. Durkin
Chicago Board Options Exchange, Inc.       )
                                           )
               Defendant.                  )
___________________________________________)

                    BOARD OF TRADE OF THE CITY OF CHICAGO'S
           MEMORANDUM IN OPPOSITION TO CBOE'S 2-619 MOTION TO DISMISS
           ----------------------------------------------------------

          On September 1, 1992, the Chicago Board of Trade and the Chicago Board Options Exchange entered into a contract and expressly agreed that "either party to this Agreement may bring suit (on its own behalf or on behalf of its members, or both) to enforce the terms of this Agreement and to recover damages for any breach of this Agreement." (Cmplt. Ex. B (S)6(c)). By letter dated June 20, 2000 and in recent filings with the Securities and Exchange Commission, the CBOE has declared its intent to breach the 1992 Agreement. In its most recent filing with the SEC, CBOE casts a cloud over not just the CBOT's imminent restructuring (including becoming a Delaware for-profit corporation), but its current electronic trading operations as well, claiming that they violate the 1992 Agreement and therefore nullify the Exercise Right. In this action, the CBOT seeks a declaration that its current electronic trading operations and Steps One and Two of its restructuring (including its move to Delaware and its becoming a for-profit corporation) do not violate the 1992 Agreement. CBOT also seeks an injunction prohibiting the CBOE from taking any action to the contrary, and prohibiting CBOE from continuing to unilaterally impose restrictions on the Exercise Right not found in Article Fifth (b) or in the 1992 Agreement.

          CBOE has moved to dismiss on preemption grounds, claiming that a 1982 decision involving the CBOT and the CBOE somehow erases the contract it willingly executed ten years later, which expressly permitted both parties to bring suit to enforce its terms. CBOE's claim is contrary to the explicit terms it agreed to in 1992. In addition, it is contrary to the SEC's 1993 approval of that Agreement as consistent with federal securities laws and established precedent under the doctrine of preemption. The 1982 Buckley decision, which did not involve a contract between the two exchanges, is not dispositive. And because the facts and issues in Buckley were substantially different than those here, collateral estoppel is not an issue.

          CBOE also contends that this claim is not ripe for adjudication. Its position, however, is undermined by its own attempts to impose new conditions on the Exercise Right (see supra at 4-5). In correspondence to its members and in Proposed Rule Changes filed with the SEC on August 30 and October 1, 2000, CBOE takes the position that both the CBOT's current electronic trading operations and its planned restructuring violate the 1992 Agreement and thus allow the CBOE, at its whim, to extinguish the Exercise Right. Given that CBOE itself has seen fit to bring this very controversy to the SEC for resolution, its claim that there is no actual controversy is disingenuous.

                               FACTUAL BACKGROUND
                   THE EXERCISE RIGHT AND THE 1992 AGREEMENT

          Since the Chicago Board of Trade created the Chicago Board Options Exchange in 1972, Article Fifth (b) of the CBOE's Certificate of Incorporation has specifically provided that CBOT members would be entitled to become members of CBOE at no additional cost. That right, known as the Exercise Right, is a significant source of value to CBOT's Full Members. According to Article Fifth(b) of CBOE's Charter, "every present and future member" of the Board of Trade holds the Exercise Right. Today, close to 700 of the CBOT's 1,402 Full Members have exercised that right and become CBOE members.

          After the creation of the Exercise Right, the CBOT and CBOE had a series of disputes about its definition and its scope. One such dispute gave rise to Buckley v. CBOE, cited by the CBOE as "dispositive" of preemption. Buckley arose out of a dispute whether the lessor or lessee of a leased Board of Trade membership held the Exercise Right. But even after resolution of that dispute, other disagreements between the exchanges about the Exercise Right continued to arise.

          To end such controversies, the CBOT and the CBOE entered into a contract that both limits and reaffirms the Exercise Right under various scenarios, including any future restructuring by the CBOT. In that 1992 Agreement, the exchanges expressly agreed that each party could bring suit to enforce its rights under the Agreement. As the CBOE concedes, the Securities and Exchange Commission approved the contract and the accompanying CBOE Rule Amendments in 1993.

       THE CBOE'S ATTEMPTS TO IMPOSE NEW CONDITIONS ON THE EXERCISE RIGHT

          In order to meet serious competitive challenges, the Chicago Board of Trade is in the midst of a business restructuring. Step One, approved by CBOT members on June 28, 2000, resulted in the CBOT's reincorporation in Delaware as a not-for-profit corporation and the creation of a wholly owned subsidiary (eCBOT) intended to run the CBOT's electronic trading business.

          Prior to the CBOT membership vote on Step One, the CBOE tried to impose a new restriction on the Exercise Right that was not in the 1992 Agreement, declaring that the Exercise Right would be extinguished if the CBOT changed its state of incorporation to Delaware. The

CBOT filed a Complaint in Illinois Chancery Court seeking declaratory and injunctive relief on June 30, 2000. At an August 3, 2000 hearing, the CBOE reversed course and agreed that it would take no action to extinguish the Exercise Right solely based on the CBOT's reincorporation. Based on this judicial admission, the Court granted CBOE's Motion to Dismiss on the ground that there was no justiciable controversy.(1) Though the CBOE was willing to defer action at that time in order to avoid a decision on the merits by the Court, CBOE was unwilling to admit that the CBOT's reincorporation in Delaware did not eliminate the Exercise Right. Instead, CBOE reserved its right to use the reincorporation in Delaware as a basis to extinguish the Exercise Right if the CBOT took any future steps towards restructuring.

          Now, once again, CBOE seeks to imposes new conditions on the Exercise Right. Specifically, CBOE has stated that the CBOT's move to a for-profit Delaware corporation, pursuant to Step Two of its restructuring, will violate the 1992 Agreement. (Cmplt. Ex. A at 3 and Ex. D at 6, 10) Moreover, CBOE has declared that the CBOT's current electronic trading operations violate the Agreement, giving CBOE yet another basis to extinguish the Exercise Right.

          Enough is enough. CBOT is entitled to confirmation that both its current electronic trading operations and Steps One and Two of its restructuring - which have been carefully designed to comport with the express terms of the 1992 Agreement - will not endanger the Exercise Right of its Full Members. And the CBOE should not be allowed to unilaterally impose conditions on the Exercise Right that are not provided in the 1992 Agreement.

____________________

    (1) At the August 3, 2000 hearing where the Court granted CBOE's motion to dismiss, the Court noted that there was a "huge difference" between this case and Buckley, indicating that CBOT's action was not preempted on Buckley grounds. (Aug. 3, 2000 Tr., Ex. 1 at 38-39)

I. THE SEC FOUND THE 1992 AGREEMENT, INCLUDING SECTION 6(C) WHICH PROVIDES FOR SUITS TO ENFORCE ITS PROVISIONS, CONSISTENT WITH FEDERAL SECURITIES LAWS.

          The CBOT and CBOE entered into the 1992 Agreement to resolve their ongoing disputes about the meaning of the Exercise Right granted in Article Fifth(b) of the CBOE's Articles of Incorporation. Despite CBOE's attempts to mischaracterize the nature of the 1992 Agreement, the fact remains it is a contract between the two exchanges - it is not a "rule" of the CBOE or of the CBOT. In fact, this 1992 contract called for both the CBOT and the CBOE to file appropriate rule changes with their respective regulatory agencies, the CFTC and the SEC. (Cmplt. (P) 4(a)) These Rule Amendments were attached as exhibits to the 1992 Agreement. (Cmplt. Ex. C at 9-12)(2)

          Having had disputes both before and after the Buckley litigation, the parties were careful to provide an explicit avenue for resolving future disputes. Section 6(c) of the Agreement provides that "the parties mutually agree that either party to this Agreement may bring suit (on its own behalf or on behalf of its members, or both) to enforce the terms of this Agreement and to recover damages for any breach of this Agreement." The Agreement nowhere provides that either the SEC or the CFTC has jurisdiction to interpret the contract or enforce its terms.

          In filing this action, the CBOT simply seeks to enforce the 1992 Agreement as provided in (S)6(c). The CBOE, on the other hand, suggests that this provision should be ignored by the Court (and by the SEC), claiming that only the SEC can resolve disputes about the Exercise Right. But the SEC itself found that the Agreement, including the enforcement provision in (S)6(c), was consistent with federal securities law. As the CBOE admits (Def. Mem. at 4), both the 1992

_______________________________

    (2) The fact that both the CBOT and the CBOE submitted corresponding rule changes to their regulatory agencies does not transform the contract itself into a "rule" or make the contract itself subject to either SEC or CFTC jurisdiction. It is only the amended rules, which adopt certain definitions taken from the contract, that are subject to SEC and CFTC regulation.

Agreement and the related Rule Changes to be implemented by the CBOE and the CBOT (attached to the 1992 Agreement as exhibits A and B) were submitted for agency approval. (Section 4(a))

          Since the SEC approved the provisions of the 1992 Agreement -including
Section 6(c) which expressly gave both parties the right to sue in court to enforce its terms - as consistent with the Securities Exchange Act, CBOE has no basis for its primary contention that such suits would conflict with federal securities laws. The SEC never indicated that suits under Section 6(c) to enforce the Agreement intruded on its regulatory authority or conflicted with federal securities laws. Enforcing the parties' contract rights here would be entirely consistent with federal securities law, as the SEC found. And CBOE's claim that only that SEC can resolve disputes under the Agreement ignores
Section 6(c), which allows the parties to seek damages for any breach of the Agreement, since the SEC itself has no jurisdiction to award damages.

II.  THERE IS NO CONFLICT BETWEEN FEDERAL SECURITIES LAW AND THE CBOT'S
     CONTRACT.

          Section 28(a) of the Securities Exchange Act makes clear that Congress intended for state common law remedies to coexist with federal securities law:
"the rights and remedies provided by this chapter shall be in addition to any and all other rights and remedies that may exist at law or in equity." 15 U.S.C.
(S) 78bb(a). Based on that Section, courts have held that Congress did not intend the Act generally to displace state law (known as field preemption); instead, the Act preempts state law only where an actual conflict exists (conflict preemption). E.g. Merrill Lynch, Pierce, Fenner & Smith, Inc. v. Ware, 414 U.S. 117 (1973) (Congress intended "that state law continues to apply where the Act itself does not"); Altair Corp. v. Harris, 110 Ill. App. 3d 993, 996, 443 N. E. 2d 631, 633 (1st Dist. 1982) (it is "universally recognized" that the Act does not totally preempt the field relating to securities regulation).(3) As a result, a common law cause of action for fraud under Illinois law is not preempted by the Act. Altair Corp., 110 Ill. App. 3d at 996, 443 N.E. 2d at 633.

          For purposes of federal preemption, an actual conflict between state and federal law exists only when "compliance with both federal and state regulations is a physical impossibility" or where the state law "stands as an obstacle to the accomplishment and execution of the full purposes and objectives of Congress." E.g. Pacific Gas & Electric v. State Energy Resources Comm'n., 461 U.S. 190, 204 (1983). Enforcing the 1992 Agreement will not result in any such conflict.

          Indeed, the parties here specifically wrote their contract to remove any prospect for a conflict between the 1992 Agreement and federal securities law. In Section 4(d) of the 1992 Agreement, "the parties mutually agree that it is appropriate, and within the meaning and spirit of Article Fifth(b), for the CBOE to interpret Article Fifth(b) in accordance with the provisions of this Agreement." (Cmplt. Ex. C at 7) Since the provisions of the 1992 Agreement govern how CBOE must interpret Article Fifth(b) and the SEC has found those provisions to be consistent with the Securities Exchange Act, a conflict between the contract and federal securities law is unfathomable. So long as CBOE adheres to the contract, no conflict will exist.(4)

____________________________

    (3) Nor did Congress intend for the Securities Exchange Act to generally displace state law with respect to corporations. E.g. CTS Corp. v. Dynamics Corp. of America, 481 U.S. 69, 91 (1987) (holding that it is "for States to create corporations, to prescribe their powers, and to define the rights that are acquired by purchasing their shares."); Herpich v. Wallace, 430 F.2d 792, 809 (5th Cir. 1970) (relying on Section 28(a) to hold that Congress did not intend to displace state law regarding the management of corporations).

    (4) Section 6(b) of the 1992 Agreement provides further assurance against a conflict by confirming that "the Agreement shall be governed and construed in accordance with the laws of the State of Illinois," except to the extent the Agreement and accompanying rule changes are governed by federal law. (Cmplt. Ex C at 7)

          Buckley v. CBOE, 109 Ill. App. 3d 462, 440 N.E. 914 (1st Dist. 1982),
does not support the existence of a conflict under the circumstances present here. The substantive dispute in Buckley was whether CBOT lessors or lessees held the Exerciser Right. There, the court reasoned that a conflict existed because if the state court held that Buckley, the holder of a full CBOT membership, retained his Exercise Right to become a CBOE member, Buckley's lessee could have appealed to the SEC for administrative review and a differing interpretation. On review, if the SEC had determined that the lessee, and not Buckley, was the CBOT member with the Exercise Right, a conflict would have existed. Buckley, 109 Ill. App. 3d at 470, 440 N.E. 2d at 919. Here, CBOE seeks to impose new conditions on the Exercise Right of all Full Members and claims the CBOT's restructuring will cause the Exercise Right to be extinguished for all Board of Trade members. CBOE's view leaves no room for competing claims to the Exercise Right as existed in Buckley.

          In addition, the plain language of the 1992 Agreement itself confirms the absence of any possible conflict arising out of this dispute. Section 3(d) of the Agreement specifies three conditions that must be met in the event of restructuring by the CBOT in order to preserve the Exercise Right. None of those conditions prevent the CBOT from changing its state of incorporation, becoming a for-profit corporation, or creating an electronic subsidiary.(5) None of these conditions prevents a CBOT Full Member from exercising his or her right to trade at the CBOE and, at the same time, trading CBOT products electronically (as CBOT Full Members are able to, and do, today). Nor, of course, is there any policy embodied in federal securities law to compel such a result. Accordingly, CBOE has not established the prerequisites for federal conflict preemption.

_____________________________

    (5) In fact, the corporate law of both Illinois and Delaware expressly provide that a successor corporation assumes all of the rights and privileges (as well as the obligations) of the merged corporation(s). 8 Del. C. (S) 259; 805 ILCS 105/111.50.

III. BUCKLEY DOES NOT PREVENT THIS COURT FROM RULING ON THE MERITS OF THE CBOT'S CONTRACT-BASED CLAIM.

          Buckley was brought by both an individual CBOT member, Alan Buckley, and the CBOT, seeking a declaration that the Exercise Right granted to "every present and future" CBOT member in Article Fifth (b) was retained by Buckley when he leased his CBOT trading privileges to another person. The CBOE claimed that Buckley's lessee was the CBOT "member" who held the Exercise Right and had already advised Buckley that his CBOE membership was terminated. Buckley, 109 Ill. App. 3d at 464-65, 440 N.E. 2d at 915-16. The Court found that the claim was preempted by the Securities Exchange Act, because it constituted an attempt to circumvent an ongoing membership proceeding and, as we have seen, could lead to conflicting rulings by the state court and the Securities and Exchange Commission on whether Buckley or his lessee held the Exercise Right. 109 Ill. App. 3d at 470-71, 440 N.E. 2d at 919-20. Here, although the CBOE has filed a "Proposed Rule Change" with the SEC in an effort to bolster its preemption argument,(6) there is no membership proceeding ongoing at the CBOE or the SEC.

          Nonetheless, CBOE claims that "[t]he question regarding the effect of Plaintiff's reorganization on the Exercise Right is a question regarding membership on a national securities exchange. Therefore Buckley is directly on point." (Def. Mem. at 7) But CBOE completely ignores the key difference between this case and Buckley; namely, unlike here, there was no specific, written contract that expressly authorized either party to bring suit to enforce its terms.

________________________

    (6) When it signed the 1992 Agreement, however, CBOE gave up its right to amend or modify the CBOE rules adopted pursuant to the 1992 Agreement without first obtaining the CBOT's consent. (Cmplt. Ex. C, (P) 4(b) ("the CBOE rule change shall not be amended or modified in any way by the CBOE without the written consent of the CBOT")). As noted above, the SEC approved the Agreement, including Section 4(b). SEC approval of CBOE's Proposed Rule Change would therefore result in CBOE's breach of Section 4(b) of the Agreement.

          Here, the contract, negotiated between the two exchanges 10 years after (and in light of) the decision in Buckley, could not be more clear. Knowing full well of the decision in Buckley, the parties agreed in 1992 that "either party to this Agreement may bring suit" to enforce the terms of their Agreement. (Cmplt. Ex. C, (S)6(c)) Now the CBOE seeks to erase that provision from the contract and, in doing so, to avoid its contractual obligations.

          One final difference between this case and Buckley must be mentioned. As the Buckley court recognized, Buckley had status as an "aggrieved person" to seek SEC review of the CBOE's final membership termination decision under the Securities Exchange Act. 109 Ill. App. 3d at 469, 440 N.E.2d at 918-19. In this case, in contrast, the CBOT has no SEC remedy. The SEC has no jurisdiction to hear breach of contract actions let alone to award damages as the 1992 Agreement explicitly provided. If the CBOE's dismissal motion is granted, the CBOT will be left without any remedy to enforce its 1992 contract with CBOE, and its planned modernization and restructuring will be stymied, despite the specific enforcement provisions agreed to by the parties.

IV.  THE 1992 AGREEMENT ALSO ANSWERS CBOE'S COLLATERAL ESTOPPEL CLAIM.

          The CBOE argues that the CBOT is collaterally estopped from "relitigating" the issue decided in Buckley. (Def. Mem. at 10-11) This argument fails at the outset because CBOE never explains how a 1982 lawsuit can estop CBOT from an action to enforce a contract entered into ten years later.

          In addition, CBOE's argument falls flat in light of the material differences between this case and Buckley. The CBOE itself admitted in its Buckley brief that the preemption analysis would have been different if there had been a written contract: "if the CBOE entered into an ordinary commercial contract, state law could govern the construction of the contract." (Ex. 2 at 25 n *) And the CBOE claimed that it had never suggested that it was exempt from state law merely because it was a regulated entity. Id.

          Yet CBOE now claims that Buckley estops the Board of Trade from enforcing its later-negotiated contract rights under state law. Unlike Buckley, however, this case involves a contract dispute between two parties who agreed that each could bring suit to enforce that contract.

V. CBOE HAS DECLARED ITS INTENT TO BREACH THE 1992 AGREEMENT BASED ON THE CBOT'S RESTRUCTURING, AND HAS DECLARED THAT THE CBOT'S CURRENT TRADING ACTIVITIES VIOLATE THE 1992 AGREEMENT, RESULTING IN AN ACTUAL CONTROVERSY RIPE FOR DETERMINATION.

          The very purpose of the declaratory judgment statute is "to permit the court to address a controversy one step sooner than normal, after a dispute has arisen but prior to any action which gives rise to a claim for damages or other relief." Bank of Chicago v. Park National Bank, 237 Ill. App. 3d 1085, 1096, 606 N.E.2d 72, 79 (1st Dist. 1992). The declaratory judgment remedy is designed to fix the rights of a party before there has been an irrevocable change in position of the parties and provides "security and relief against uncertainty so as to avoid potential litigation." First America Bank v. Netsch, 166 Ill. 2d 165, 175, 651 N.E.2d 1105, 1109 (1995).

          The CBOT's rights under the 1992 Agreement are clearly in controversy.(7) First, in its Amended Proposed Rule Change filed with the SEC on October 10, 2000, the CBOE suggests for the first time that the CBOT's current electronic trading operations violate the 1992 Agreement, claiming that if CBOT members (or their delegates) have "the ability to trade CBOT products at the

_____________________

    (7) The CBOT Board of Directors is expected to vote on Step Two of the restructuring transactions in December 2000. The CBOT anticipates calling a membership vote on Step Two as soon as practicable in 2001. Swift resolution of this contract dispute is therefore imperative, because the cloud cast over the Exercise Right by CBOE could either force the CBOT to delay the membership vote or could negatively impact the outcome of that vote and stymie restructuring.

same time as they are trading on CBOE pursuant to the exercise right" the Exercise Right may be extinguished. (Cmplt. Ex. D at 6, 11)

          Second, none of the conditions the CBOE seeks to impose on the Exercise Right are found in the 1992 Agreement between the parties. To the contrary, the contract explicitly permits the CBOT to restructure while preserving the Exercise Right. Yet despite the plain language of the 1992 Agreement, the CBOE continues to declare that implementation of Step One voids the 1992 Agreement and may serve as a basis to extinguish the Exercise Right if the CBOT takes further steps towards restructuring. (Cmplt. (P)(P) 6-7) Moreover, CBOE has declared that Step Two of the CBOT's restructuring violates the 1992 Agreement. (Cmplt. Ex. D at 9) In what is likely an attempt to again avoid a decision on the merits of its position, CBOE hastens to add that becoming a for-profit Delaware corporation will not, alone, cause it to terminate the Exercise Right, "as long as CBOT takes no further action to erode what had been the trading rights and privileges of its former members." (Id. at 10) The 1992 Agreement, however, defines the requisite "trading rights and privileges" applicable to the Exercise Right. CBOE is not free to disregard these contractual provisions in order to extinguish the Exercise Right based on its unilateral determination that some action by the CBOT in connection with restructuring erodes the rights of CBOT's Full Members.

          Finally, after agreeing in Court not to take any action to extinguish the Exercise Right based on the CBOT's reincorporation, the CBOE did just the opposite. The CBOE promptly attempted to have this contract dispute resolved by the SEC, filing a Proposed Rule Change on August 30, 2000 and an Amended Proposed Rule Change on October 10, 2000. (Cmplt. (P) 10) It bears asking why the CBOE felt it necessary to seek resolution of this very issue by the SEC, and yet now contends that there is no actual controversy between the parties.

VI. THE DOCTRINE OF PRIMARY JURISDICTION DOES NOT SUPPORT CBOE'S SUGGESTION THAT THIS STRAIGHTFORWARD CONTRACT DISPUTE SHOULD BE DETERMINED BY THE SEC.

          The CBOE's argument that the primary jurisdiction doctrine compels dismissal (or in the alternative a stay) of this action is premised on a fundamental mischaracterization of the CBOT's claim. The issue before this Court is one of contract interpretation - and not one of interpretation of CBOE rules. Fearing perhaps that the Court will recognize that there is no preemption, CBOE nonetheless suggests that the SEC "should determine the correctness of CBOE's interpretation of the Exercise Right's scope in this case." (Def. Mem. at 15) However, the CBOE offers no reason why the SEC has some "special expertise" that would enable it to ascertain the CBOE's obligations under the 1992 Agreement better than this Court.

          Under any circumstance, the doctrine of primary jurisdiction does not serve to deprive the court of jurisdiction and is not a proper basis for dismissal of this action. Rather, if - and only if - this Court determines that the issue is "within the special competence" of an administrative agency, the doctrine of primary jurisdiction would allow the court, at its discretion, to stay these proceedings while an administrative ruling is obtained. Reiter v. Cooper, 507 U.S. 258, 268-69 (1993), citing Carnation Co. v. Pacific Westbound Conference, 383 U.S. 213, 222-23 (1966). Although certain factual determinations may be ceded to an administrative agency pursuant to this doctrine, questions of law, such as the one presented here, are the "province of the courts." E.g. Employers Mutual Companies v. Skilling, 644 N.E.2d 1163, 1166 (Ill. 1994); Segers v. Industrial Comm'n, 711 N.E. 2d 450, 453 (Ill. App. 1990), rev'd on other grounds by 732 N.E. 2d 488 (Ill. 2000); Casualty Ins. Co. v. Kendall Enterprises, Inc., 692 N.E. 2d 752, 755 (Ill. App. 1989). In addition, where an administrative agency cannot provide the remedy sought by plaintiffs (as here, where the SEC cannot remedy contract damages), the doctrine of primary jurisdiction is not applicable. Valiquet v. First Federal Savings & Loan Ass'n of Chicago, 87 Ill. App. 3d 195, 198-99, 408 N. E. 2d 921, 924 (1st Dist. 1980).

          The CBOE's attempt to characterize this dispute as a "membership" dispute in order to bring it within the SEC's area of expertise is misleading. The question before this Court does not concern eligibility requirements for members of a national securities exchange under SEC rules. The issues here are
(i) whether the CBOT's current electronic trading operations and its planned restructuring satisfies the three conditions specified in the 1992 Agreement; and (ii) whether CBOE has the right to unilaterally impose conditions on the Exercise Right that were not imposed by the 1992 Agreement. If the Court rules that the Exercise Right is preserved, the CBOT's 1,402 Full Members will still be required to meet the SEC's eligibility requirements to obtain membership, and would, as CBOE members, be subject to CBOE's rules.(8)

          In addition, the CBOE's argument begs the critical question why the SEC would be the appropriate agency to address questions regarding "the fundamental changes in [CBOT's] structure and trading procedures." (Def. Mem. at 15) The CBOT is a futures exchange, subject to regulation not by the SEC but by the CFTC. (See Cmplt. Ex. C, (P) 4(a)) CBOE's own arguments against restructuring suggest that if any administrative agency should be called upon to render an opinion (which the CBOT does not agree), it should be the CFTC.

_____________________

   (8) At the August 23, 2000 hearing on CBOE's motion to dismiss CBOT's earlier complaint, the Court, in dicta, rejected CBOE's preemption argument and noted that "[t]hey don't involve anything with regard to the qualifications of individuals, particular individuals to exercise and be given member privileges at the CBOE. That's determined strictly under federal law or under the Securities Exchange Rule. We're solely talking about the relationship, contractual relationship between the CBOT and its membership and the CBOE." (Ex. 1at 31)

          At its heart, the CBOE's various arguments against CBOT's restructuring all boil down to the following: after restructuring, CBOT's Full Members will not be "Eligible Full Members," under the Agreement, because Full Members will no longer be "in possessions of all trading rights and privileges appurtenant to such CBOT Full Membership." (Cmplt. Ex. D at 3) Put simply, if CBOT's 1,402 Full Members remain in possession of all trading rights and privileges in all contracts traded on the restructured CBOT, the CBOE's
arguments fail and the Exercise Right is preserved.   CBOE cannot credibly
contend that the SEC has knowledge or expertise regarding the trading rights and privileges that do exist, or will exist, for members of a futures exchange that it does not regulate.

                                   CONCLUSION
                                   ----------
          The CBOT therefore requests that the Court deny the CBOE's Motion to Dismiss.

Dated:    December 7, 2000               Respectfully Submitted,

                                         /s/Donna M. Welch
                                         -----------------------
                                         Garrett B. Johnson
                                         Emily Nicklin
                                         Donna M. Welch
                                         Attorney No. 90443
                                         KIRKLAND & ELLIS
                                         200 East Randolph Drive
                                         Chicago, Illinois 60601
                                         (312) 861-2000
                                         (312) 861-2200 (Facsimile)

                                         ATTORNEYS FOR PLAINTIFF,
                                         BOARD OF TRADE OF THE CITY OF CHICAGO

Carol A. Burke
Executive Vice President and General Counsel

Board of Trade of the City of Chicago
141 West Jackson Boulevard, 6th Floor
Chicago, Illinois 60604
(312) 435-3726
(312) 341-3392 (Facsimile)

Edward T. Joyce
Edward T. Joyce & Associates PC
11 South LaSalle Street, Suite 1600
Chicago, Illinois 60603-1211
(312) 641-2600
(312) 641-0360 (Facsimile)

William J. Harte
William J. Harte, Ltd.
111 West Washington Street, Suite 1100
Chicago, Illinois 60602
(312) 726-5015
(312) 641-2445 (Facsimile)

Of Counsel



The CBOT urges its members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994,
Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                  *   *   *   *